U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                                FORM 12B-25

  NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                  0-14060

         (CHECK ONE):                          CUSIP NUMBER
                                                 461190100


[   ]  Form 10-K and Form 10-KSB    [   ]  Form 20-F
[   ]  Form 11-K
[ X ]  Form 10-Q and Form 10-QSB  [   ] Form N-SAR

     For Period Ended:         JUNE 30, 2000
     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR
     For the Transition Period Ended:


READ  ATTACHED  INSTRUCTION  SHEET  BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

     Full Name of Registrant

         INTRENET, INC.

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number)

           400 TECHNECENTER DRIVE, SUITE 200

     City, State and Zip Code

           MILFORD, OHIO  45150


PART II-RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b)
[paragraph 23,047], the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.


PART III-NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,439), effective August 13, 1992, 57 F.R. 36442.]

                                            (Attach Extra Sheets if Needed)

     The Registrant is in the process of analyzing recent developments with regard to its bank loan agreement and possible alternative financing proposals. The outcome of this analysis may result in additional disclosures to be included in the Quarterly Report on Form 10-Q. For these reasons, the Registrant does not believe that it is possible or appropriate to file any portion of the Quarterly Report on Form 10-Q at this time. The Registrant intends to file its Form 10-Q within five calendar days.


PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            THOMAS J. BELL           513                 576-6666
                (Name)           (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [ X ]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ X ]  Yes     [  ]  No

     If  so:   attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant will report losses for the three months and six months ended June 30, 2000. The Registrant reported losses for the comparable
periods  of  1999  in  the  amount  of  $2.7  million  and  $2.5   million,
respectively. Operating results in the current year continue to be adversely affected by significant increases in fuel costs and a shortage of drivers. It is expected that the net loss for the three-month period ended June 30, 2000, will range from $0.9 million to $1.2 million and the net loss for the six months ended June 30, 2000 will range from $2.1 million to $2.4 million.

                              INTRENET, INC.
     -----------------------------------------------------------------
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   AUGUST 11, 2000              By:
                                        Thomas J. Bell,
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.